SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 25, 2003

CE FRANKLIN LTD.

By: “signed”

Name: Denise Jones

Title:    Controller

Management's Discussion and Analysis of Financial Condition and Results of Operations

(All amounts shown in CDN $'s)

Forward Looking Statements

Certain of the statements set forth in this MD&A,  such as statements regarding planned activity and revenue levels, capital expenditures and the availability of capital resources to fund capital expenditures and working capital, are forward looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved.  There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company.  These factors include, but are not limited to, economic conditions, seasonality of drilling activity, shift in drilling activity from conventional oil to gas and heavy oil, commodity prices for oil and gas, currency fluctuations, and government regulations.  Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 2003 and beyond could differ materially from those expressed in the forward looking statements.

Results of Operations - For the Three and Six Months ended June 30, 2003

The price of oil and gas as at June 30, 2003 was U.S. $30.15 (West Texas Intermediate) and Cdn. $5.79 (AECO spot price) respectively. This compares to U.S. $25.51 for oil and Cdn. $3.03 for gas as at June 30, 2002, and U.S. $29.42 and Cdn. $5.97, respectively as at December 31, 2002.

The total number of oil and gas wells completed for the quarter ended June 30, 2003 (excluding dry/service wells) in western Canada increased 10.3% to 3,377 wells as compared to 3,062 wells completed for the quarter ended June 30, 2002. The total number of oil and gas wells completed for the quarter ended June 30, 2003 (excluding dry/service wells) in western Canada decreased 6.6% to 3,377 wells completed as compared to 3,615 wells completed for the quarter ended March 31, 2003. The average rig count increased 35.6% to 202 rigs for the quarter ended June 30, 2003 as compared to 149 rigs for the quarter ended June 30, 2002, and decreased by 303 rigs or 60% from the quarter ended March 31, 2003.

The number of oil and gas wells completed (excluding dry/service wells) for the first 6 months of 2003 increased 18.1% from 5,922 wells completed in the first six months of 2002 to 6,992 wells completed in the first six months of 2003.  The average rig count increased by 32.6% to an average of 354 rigs for the six months ended June 30, 2003 from an average of 267 rigs for the six months ended June 30, 2002.

Sales

Sales for the quarter ended June 30, 2003 decreased 4.0% to $55.3 million from $57.6 million for the quarter ended June 30, 2002.

Tubulars sales for the quarter ended June 30, 2003 were $8.4 million, a decline of 48.9% or $8.0 million, as compared to $16.4 million in sales for the quarter ended June 30, 2002.  The Tubulars sales shortfall is attributed to a large customer who now purchases tubular products directly from steel mills.

Sales for General Supplies increased $6.7 million or 16.9% to $46.4 million for the quarter ended June 30, 2003 from $39.7 million for the quarter ended June 30, 2002 due to the 10.3% increase in activity levels described above in comparison to the prior year.

Sales for the six months ended June 30, 2003 decreased $19.1 million or 13.9% to $118.3 million from $137.3 million for the six months ended June 30, 2002.  Tubulars sales for the six months ended June 30, 2003 decreased by $27.6 million or 56.8% as compared to $48.6 million for the six months ended June 30, 2002.  This decline was partially offset by an increase of $9.9 million or 11.6% in General Supplies sales from $85.7 million for the six months ended June 30, 2002 to $95.6 million for the six months ended June 30, 2003.

Gross Profit

Total gross profit increased $1.6 million or 19.5% to $9.7 million for the quarter ended June 30, 2003 as compared to June 30, 2002 despite a $2.3 million decrease in sales. Total gross profit increased $1.6 million or 8.6% to $19.7 million for the six months ended June 30, 2003 as compared to the previous year despite a $19.1 million decline in sales.

Average gross profit margin for the quarter ended June 30, 2003 increased to 17.5% from 14.1% for the quarter ended June 30, 2002.  Average gross profit margin for the six months ended June 30, 2003 increased to 16.7% from 13.2% for the six months ended June 30, 2002.

General Supplies average gross profit margin for the quarter ended June 30, 2003 increased to 19.9% from 17.3% for the quarter ended June 30, 2002.  Average gross profit margin for the six months ended June 30, 2003 increased to 18.9% from 17.2% for the six months ended June 30, 2002.  This is the result of various profit margin initiatives implemented in 2002 and the early part of 2003.

Selling, General and Administrative Costs (SG&A)

For the quarter ended June 30, 2003, SG&A costs increased $677,000 or 7.9% to $9.2 million from $8.5 million for the quarter ended June 30, 2002. The increase in SG&A for the second quarter of 2003 is primarily due to the 16.9% increase in General Supplies sales.  Approximately 96% of the Company's SG&A relates to the Company's General Supplies where sales increased 16.9% as compared to the quarter ended June 30, 2002.

For the six months ended June 30, 2003, SG&A was $18.0 million as compared to $18.1 million of SG&A for the six months ended June 30, 2002.  The Company's General Supplies sales increased 11.6% for the comparable period.

EBITDA (1)

Earnings before interest, tax, depreciation, amortization and other expenses (EBITDA) for quarter ended June 30, 2003 increased $904,000 to $475,000 from a EBITDA loss of $429,000 for the quarter ended June 30, 2002.  Despite the $2.3 million decrease in sales, gross profit improved $1.6 million offset by a $677,000 increase in SG&A.

EBITDA for the six months ended June 30, 2003 was $1.7 million as compared to EBITDA of $57,000 for the six months ended June 30, 2002. The $19.0 million decrease in sales was offset by an improvement in gross profit of $1.6 million and a reduction in SG&A expense.

Income (loss) before Income Taxes

Loss before income taxes improved $968,000 to a loss of $595,000 for the quarter ended June 30, 2003 as compared to a loss of $1.6 million for the quarter ended June 30, 2002.  Loss before income taxes was $562,000 for the six months ended June 30, 2003 as compared to a loss of $2.4 million for the six months ended June 30, 2002.

Net Income (loss) and Earnings per Share

Net loss for the quarter ended June 30, 2003 was $476,000 or $0.03 per share (diluted) as compared to net loss of $1.1 million or $0.07 per share (diluted) for the quarter ended June 30, 2002.

Net loss for the six months ended June 30, 2003 was $538,000 or $0.03 per share (diluted) as compared to net loss of $1.5 million or $0.09 per share (diluted) for the six months ended June 30, 2002.

Liquidity and Capital Resources

Asset and Cash Management

CE Franklin maintains debt primarily to finance its working capital requirements.  CE Franklin's total average capitalization (financed debt plus equity) for the second quarter of 2003 was comprised of average debt of 27.7% and average equity of 72.3%.   In comparison, the average debt was 28.8% and the average equity was 71.2% in the second quarter of 2002.

For the three months ended June 30, 2003, CE Franklin generated $375,000 in cash flow from operations.  During this period the Company invested $1.2 million in working capital, and $375,000 in property and equipment and other financing activities.  This activity resulted in CE Franklin increasing its bank line by $1.2 million.

For the six months ended June 30, 2003, CE Franklin generated $1.6 million in cash flow from operations, $2.5 million in working capital and $538,000 in proceeds from the sale of a 50% interest in Brittania.  During this period, the Company invested $438,000 in property and equipment and other financing activities.  This activity resulted in CE Franklin reducing its bank line by $4.2 million.

At June 30, 2003, CE Franklin had a $35.0 million credit facility, of which $17.7 million was unused.  In management's opinion, this is considered sufficient to finance its current operating needs.

Risks and Uncertainties

CE Franklin's financial performance may be influenced favourably or adversely by certain external factors, as described below:

Adverse weather conditions could decrease the demand for CE Franklin's products and services.  CE Franklin's financial performance is tied closely to the seasonality of drilling activity, and fieldwork including construction completions and rig activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin's customers to access their oil and gas wells, then the demand for CE Franklin's products and services would temporarily decrease and the Company's cash generated from operations would be adversely affected.

The loss of CE Franklin's major supplier for its tubular goods business could adversely affect the Company's revenue and gross profit.  A substantial portion of CE Franklin's business is the sale of tubular goods that are primarily obtained from one supplier.  For the year ended December 31, 2002, 29.5% of CE Franklin's revenue and 11.6% of CE Franklin's gross profit was from the sale of oilfield tubular goods.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.   In the event the Company is unable to source tubular supplies from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  Such suppliers are available.

Fluctuations in oil and gas prices could adversely affect demand for CE Franklin's products and services and, therefore, CE Franklin's revenues, cash flows and profitability.  CE Franklin's operations are materially dependent upon the level of activity in oil and gas exploration and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

  relatively minor changes in the worldwide supply of and demand for oil and natural gas;

  the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits;

  the level of production by non-OPEC countries;

  North American demand for gas;

  general economic and political conditions; and

  the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas.  Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility.  CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin's products and services and could have a material adverse effect on CE Franklin's revenues, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin's products and services or future conditions in the oil and gas and oilfield supply industries.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin's results of operations and profitability.    The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

  the ability of some customers to purchase oilfield supplies directly from the manufacturer rather than from independent oilfield supply distributors;

  the ability for new brokers and distributors to enter the tubular supply business and the general supply business if the oil and gas industry were to experience significant growth in drilling activity; and

  price competitions among major supply companies.

CE Franklin and its largest competitors are generally operating at low profit margins due to price competition.  Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

Shifts in drilling activity from conventional oil to gas affect CE Franklin's revenues, cash flows and profitability.  CE Franklin sells an average of 3.5 times more product into an oil well versus a gas well and as a result a change in oil well completion activity has an impact on sales.

CE Franklin and its competitors are subject to changes in its customer base due to a high degree of merger and acquisition activity.  This could adversely or positively impact the customer's revenues.

(1) Non-GAAP Earnings Measures

EBITDA is defined as earnings before interest, tax and amortization.  The Company's EBITDA results are presented to provide the reader with operating financial information that is comparable to prior years operating financial information.  It should be noted that EBITDA is not defined by Canadian generally accepted accounting principles and has no standardized meaning.  Therefore, these results may not be readily comparable to other companies' presentations of operating results.

CE Franklin Ltd.
Interim Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars, except per share data)	2003	2002	2003	2002

Sales
General supplies	46,446	39,740	95,567	85,654
Tubulars	8,361	16,363	21,038	48,647
Manufacturing	494	1,498	1,675	3,034
	55,301	57,601	118,280	137,335
Cost of sales
General supplies	37,204	32,846	77,505	70,943
Tubulars	7,983	15,489	19,794	46,016
Manufacturing	420	1,153	1,276	2,227
	45,607	49,488	98,575	119,186
Gross profit
General supplies	9,242	6,894	18,062	14,711
Tubulars	378	874	1,244	2,631
Manufacturing	74	345	399	807
	9,694	8,113	19,705	18,149

Other expenses (income)
Selling, general and administrative expenses	9,219	8,542	18,001	18,092
Amortization	1,076	1,063	2,148	2,118
Interest expense	254	222	524	448
Foreign exchange gain	(252)	(151)	(370)	(114)
Other income	(8)	-	(36)	(13)
	10,289	9,676	20,267	20,531

Loss before income taxes	(595)	(1,563)	(562)	(2,382)
Income tax expense (recovery)
Current	230	(381)	372	(647)
Future	(349)	(106)	(396)	(270)
	(119)	(487)	(24)	(917)

Net loss for the period	(476)	(1,076)	(538)	(1,465)

Net loss per share (note 4)
Basic and diluted	(0.03)	(0.07)	(0.03)	(0.09)
Weighted average basic number of
shares outstanding	17,178,696	17,173,888	17,178,696	17,165,946

CE Franklin Ltd.
Interim Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
(in thousands of Canadian dollars)	2003	2002

ASSETS
Current assets
Accounts receivable	37,267	36,992
Inventories	41,373	40,679
Income taxes recoverable	607	741
Other	749	600
	79,996	79,012
Property and equipment	10,526	12,757
Goodwill	7,765	7,765
	98,287	99,534
LIABILITIES
Current liabilities
Bank overdraft	328	1,148
Bank operating loan	17,300	21,500
Accounts payable	19,716	16,525
Accrued liabilities	11,653	10,213
Current portion of long-term debt	358	297
	49,355	49,683
Long-term debt	314	299
Future income taxes	1,985	2,381
	51,654	52,363
SHAREHOLDERS' EQUITY
Capital stock	19,268	19,268
Contributed surplus	13,566	13,566
Retained earnings	13,799	14,337
	46,633	47,171
	98,287	99,534

CE Franklin Ltd.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars)	2003	2002	2003	2002

Cash flows from operating activities
Net loss	(476)	(1,076)	(538)	(1,465)
Items not affecting cash -
Amortization	1,076	1,063	2,148	2,118
Gain on disposal of property and equipment	(1)	-	(22)	(11)
Future income taxes	(349)	(113)	(396)	(278)
Increase (decrease) in inventory reserves	125	(100)	423	(71)
	375	(226)	1,615	293
Net change in non-cash working capital balances
related to operations -
Accounts receivable	3,848	8,880	(275)	4,054
Income taxes recoverable	(8)	-	134	-
Inventories	(2,477)	569	(979)	5,550
Other current assets	(202)	(1,821)	(149)	(1,795)
Accounts payable	1,995	(6,986)	3,191	(9,409)
Accrued liabilities	1,464	(854)	1,440	(4,088)
	4,995	(438)	4,977	(5,395)
Cash flows from financing activities
Issuance of capital stock	-	82	-	82
Increase (decrease) in bank operating loan	1,200	3,000	(4,200)	4,300
Increase (decrease) in bank overdraft	(5,863)	(2,390)	(820)	1,527
Increase (decrease) in long-term debt	146	(57)	76	(127)
	(4,517)	635	(4,944)	5,782
Cash flows from investing activities
Purchase of property and equipment	(496)	(197)	(604)	(444)
Proceeds on disposal of property and equipment	18	-	33	57
Proceeds on sale of 50% interest in Brittania (note 2)	-	-	538	-
	(478)	(197)	(33)	(387)
Change in cash and cash equivalents during the period	-	-	-	-
Cash and cash equivalents - Beginning of period	-	-	-	-
Cash and cash equivalents - End of period	-	-	-	-
Cash paid during the period for:
Interest on bank operating loan	246	206	504	419
Interest on long-term debt	8	16	20	29
Income taxes	238	358	238	440

CE Franklin Ltd.
Interim Consolidated Statement of Changes in Shareholders' Equity
(Unaudited)
	Capital Stock
	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity

Balance - December 31, 2001	17,158,091	19,186	13,566	17,205	49,957
Effect of change in accounting policy (note 3)	-	-	-	(375)	(375)
Stock options exercised	20,605	82	-	-	82
Net loss	-	-	-	(2,493)	(2,493)
Balance - December 31, 2002	17,178,696	19,268	13,566	14,337	47,171

Balance - December 31, 2002	17,178,696	19,268	13,566	14,337	47,171
Net loss	-	-	-	(538)	(538)
Balance - June 30, 2003	17,178,696	19,268	13,566	13,799	46,633

CE Franklin Ltd.
Notes to Consolidated Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2002 and 2001, except as described in note 2.  These consolidated financial statements are in accordance with generally accepted accounting principles in Canada which, in the case of the Company, conform in all material respects with those in the United States.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2002.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Basis of presentation

On January 31, 2003, the Company transferred the property and equipment and operations of its Brittania Compression operations into a wholly owned subsidiary.  Subsequently, 50% interest in the new subsidiary was sold.  The Company accounts for its remaining 50% investment using the proportionate consolidation method of accounting.

Note 3 - Changes in accounting policy

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants'  standard relating to goodwill and other intangible assets.  The new standard requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, and are tested annually for a permanent impairment.  As a result of adopting the new standard, the Company has determined that  $415,000 of its goodwill ($375,000 after-tax)  is impaired, and in accordance with the new standard, applied the $375,000 impairment against retained earnings as at January 1, 2002.

Note 4 - Share data

At June 30, 2003 the Company had 17,178,696 common shares and 1,303,162 options to acquire common shares outstanding. 455,576 of those options were currently vested and exercisable.

On January 1, 2002 the Company adopted the new CICA Handbook Section on "Stock-Based Compensation and Other Stock-Based Payments", and has continued to account for common share options granted to employees, officers and directors using the intrinsic method.  Accordingly, no compensation cost has been recognized in the interim consolidated statements of operations.  Had compensation cost been determined on the basis of fair values, net loss for the quarter ended June 30, 2003 would have increased by $205,000 or $0.01 per common share.  The Company's net loss for the six months ended June 30, 2003 would have increased by $349,000 or $0.02 per common share.

There were no common share options granted in the second quarter of 2003.  The fair value of common share options granted in the six months ended June 30, 2003 is $83,000.  The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing  model, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	4.83%
Expected life	7 years
Expected volatility	0.700000

Note 5 - Segment information

The Company has two identifiable industry segments. Distribution of equipment and supplies to producers of oil and gas and manufacturing of gas compression equipment for the producers of oil and gas.

(in thousands of dollars)	Distribution	Manufacturing	Total
For the three months ended June 30, 2003
Revenue	54,807	494	55,301
Gross Profit	9,620	74	9,694
Income (loss) before interest and taxes	(162)	(179)	(341)
Assets	95,296	2,991	98,287
Goodwill	7,765	-	7,765
Capital expenditures	491	5	496

For the three months ended June 30, 2002
Revenue	56,103	1,498	57,601
Gross Profit	7,768	345	8,113
Loss before interest and taxes	(1,212)	(129)	(1,341)
Assets	94,247	5,287	99,534
Goodwill	7,765	-	7,765
Capital expenditures	197	-	197

For the six months ended June 30, 2003
Revenue	116,605	1,675	118,280
Gross Profit	19,306	399	19,705
Income (loss) before interest and taxes	194	(232)	(38)
Assets	95,296	2,991	98,287
Goodwill	7,765	-	7,765
Capital expenditures	585	19	604

For the six months ended June 30, 2002
Revenue	134,301	3,034	137,335
Gross Profit	17,342	807	18,149
Loss before interest and taxes	(1,696)	(238)	(1,934)
Assets	94,247	5,287	99,534
Goodwill	7,765	-	7,765
Capital expenditures	444	-	444